ELEMENTAL ROYALTY DELIVERS RECORD QUARTERLY GEOS AND OPERATING CASH FLOW

August 11, 2026 - Denver, Colorado: Elemental Royalty Corporation (NASDAQ: ELE) (TSX: ELE) ("Elemental" or the "Company") is pleased to report results for the three and six months ended June 30, 2026. For the quarter, Elemental delivered revenue of US$23.8 million, record quarterly GEOs1 of 5,248, record operating cash flow of US$15.5 million, and adjusted EBITDA1 of US$17.4 million.

Q2 2026 Financial Highlights

• Quarterly Revenue of US$23.8 million, the Company’s second highest quarterly result, and up 127% over revenue plus attributable share of Caserones in Q2 20251;

• Record Gold Equivalent Ounces (“GEOs”) of 5,248 for Q2 2026 (3,184 in Q2 2025), and record 10,231 GEOs for H1 2026 (7,790 in H1 2025);

• Adjusted EBITDA of US$17.4 million, up 99% over adjusted EBITDA1 in Q2 2025, reflecting increased operating leverage and portfolio performance;

• Record operating cash flow of US$15.5 million, up 8% over adjusted operating cash flow1 in the comparative period;

• Cash and cash equivalents of US$74.2 million  as of June 30, 2026, together with the Company’s undrawn credit facility, provide significant financial flexibility to support continued growth; and

• On track to meet guidance of 17,000 — 21,000 GEOs for 2026, driven by material contributions from Karlawinda, Bonikro, Timok, and Caserones.

David M. Cole, Elemental Chief Executive Officer, commented: "We continue to deliver strong quarterly results, supported by robust metal prices and solid contributions from key producing assets, including Karlawinda, Bonikro, Caserones, Timok, and Leeville. The breadth and quality of our expanded portfolio continue to demonstrate the benefits of the transformational merger with EMX Royalty, providing Elemental with greater scale, diversification, and resilience.

"During the quarter, we continued to return value to shareholders through our quarterly dividend and share repurchases under the normal course issuer bid. We also announced the proposed acquisition of Vizsla Royalties, which represents another material milestone in Elemental's growth strategy and will further enhance the scale and quality of our portfolio. With a strong balance sheet, growing cash flow and a broad pipeline of development and exploration opportunities, Elemental is well positioned to continue creating long-term value for shareholders."

Investor Webinar

An investor webinar will be held on Wednesday August 12, 2026, starting at 11am Eastern Time (8am Pacific Time), to discuss these results, followed by a question-and-answer session.

To register for the investor webcast, please click the link below:

https://app.webinar.net/XLygmwVkbGV

A replay of the event will be available on the Elemental website following the presentation.

TSX: ELE | NASDAQ: ELE	1

Q2 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Summary of Financial Highlights for the Period Ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars, except GEOs)	2026	2025	2026	2025
Statement of Income
Revenue	$23,788	$9,094	$48,110	$20,733
General and administrative expense	$5,603	$2,243	$11,189	$3,843
Royalty generation expense, net	$1,081	$-	$2,517	$-
Net income	$3,598	$160	$4,681	$3,608
Statement of Cash Flows
Cash flows from operating activities	$15,532	$13,222	$30,026	$15,594
Non-IFRS Financial Measures[1]
Revenue plus attributable share of Caserones	$23,788	$10,497	$48,110	$23,758
Adjusted cash flows from operating activities	$15,532	$14,410	$30,026	$17,704
Adjusted EBITDA	$17,437	$8,784	$35,178	$20,255
GEOs sold	5,248	3,184	10,231	7,790

Outlook

	2026 Guidance	H1 2026 Results
GEO Sales[1]	17,000 to 21,000	10,231
Revenue	US$76.5 to US$94.5 million	US$48.1 million

Based on performance during the first half of 2026 and current expectations for the underlying assets, the Company remains on track to achieve its 2026 GEO sales guidance. The Company's guidance for 2026 assumes a commodity price of US$4,500/oz gold and US$5.50/lb copper. The recent decline in gold prices has been partially offset by the increase in copper prices in 2026, which has positively impacted GEOs for Elemental's copper royalties, including Caserones and Timok.

Guidance in 2026 is based on public forecasts, other disclosure by the owners and operators of our assets, historical performance, and management’s understanding of the underlying producing assets.

Key Strategic Developments

Q2 2026 has seen continued performance across Elemental's portfolio, supported by strong commodity prices and solid contributions from key producing assets. including Karlawinda, Bonikro, Caserones, Timok, and Leeville. The results of the quarter further strengthening the Company's position as a growing mid-tier royalty and streaming company, with a broad base of cash-flowing assets supporting a resilient and growing revenue profile. Key developments during and subsequent to the quarter included:

• Entering into a definitive arrangement agreement for the acquisition of Vizsla Royalties, which will provide Elemental with a life-of-mine 2.0%-3.5% NSR royalty over the Panuco silver-gold project in Mexico, an advanced development-stage project expected to become a cornerstone asset within the portfolio. The transaction has received shareholder and court approvals while subject to regulatory and other customary closing conditions as at June 30, 2026 and is expected to close during the third quarter of 2026.

TSX: ELE | NASDAQ: ELE	2

Q2 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

• The declaration of the second quarterly dividend of US$0.03 per share as at June 30, 2026, which was paid post quarter end. Eligible registered shareholders were entitled to elect to receive the dividend in kind in the form of Tether Gold XAU₮, an innovative and historic first.

• The initiation of the Normal Course Issuer Bid repurchase program wherein the Company may purchase 3,222,537 common shares, approximately 5% of the issued and outstanding common shares. During the quarter, the Company repurchased and cancelled 128,280 common shares, for a total cost of US$2.0 million. Subsequent to the end of the period, the Company repurchased an additional 17,749 common shares for a total cost of US$0.3 million.

• The acquisition of a 2.5% Net Smelter Return royalty on the Western Queen Gold Project for a total consideration of A$10 million (approximately US$7.25 million) with A$5 million to be paid at closing and A$5 million on satisfaction of certain milestone conditions. This upgrades and replaces an existing gold royalty of A$6-20 per ounce of gold produced.

• Elemental up-listed to the TSX main board, in addition to being added to the S&P/TSX Global Gold Index, and to the Russell 3000 and Russell 2000 Indexes, which have already helped to enhance the Company's visibility among Canadian and U.S. institutional investors and index-oriented investment funds and bolster trading liquidity.

• Advancement across the portfolio, both at producing and development royalty assets, including cornerstones Timok, Caserones, Karlawinda, and Laverton, as well as updates at Diablillos, Cactus, and Dugbe. Operators continued to progress development, optimization, production, and exploration activities that support near-term cash flow visibility and long-term portfolio optionality.

• Elemental continues to evaluate a pipeline of potential royalty and streaming opportunities across precious and base metals, supported by a strong balance sheet, diversified portfolio, and disciplined capital allocation approach.

Subsequent to quarter-end, Elemental also increased its royalty interest in the Chapi copper mine and completed a strategic investment in Quilla Resources, owner of the Chapi mine. Together, these investments further expand the Company's copper exposure and add long-term development and exploration optionality to the portfolio.

Asset update

Cornerstone and Key Producing Assets

Caserones - Copper and Molybdenum - Effective 1.304% NSR

• Effective revenue from Caserones of US$6.7 million and US$13.5 million for the three and six months ended June 30, 2026 respectively.

• Copper production for the three and six months ended June 30, 2026 was 33,964 and 72,516 tonnes, respectively.

• Subsequent to quarter end, Caserones operations were suspended for thirteen days following severe winter storms that restricted site access and disrupted power supply. Consequently, Lundin Mining Corporation (TSX: LUN) stated annual copper production was now expected to be in the lower half of its guidance range of 130,000 to 140,000 tonnes.

Karlawinda - Gold - 2% NSR

• Royalty revenue from Karlawinda of US$3.1 million and US$5.9 million for the three and six months ended June 30, 2026 respectively.

• Gold production for the three and six months ended June 30, 2026 was 30,437 ounces and 60,795 ounces, respectively.

TSX: ELE | NASDAQ: ELE	3

Q2 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

• Capricorn Metals Ltd. (ASX: CMM) ("Capricorn") continues to advance the Karlawinda Expansion Project, which is expected to increase processing capacity to 6.5 million tonnes per annum and annual gold production to approximately 150,000 ounces.

• Subsequent to the end of the period, Capricorn announced a 32% increase in Mineral Reserves at Karlawinda, supporting an approximately 10-year mine life at the expanded processing capacity.

Timok - Copper and Gold - 0.3625% NSR

• Royalty revenue from Timok of US$2.2 million and US$4.5 million for the three and six months ended June 30, 2026 respectively.

• Expansions and optimizations continue at the Upper Zone with ongoing advancement of multi-level mining; Phase 1 of the Lower Zone is progressing with key works including shafts and conveyor declines on track.

• At the Malka Golaja Project, exploration drilling is progressing as planned with preliminary work and infrastructure implementation underway.

Bonikro - Gold - Up to 4.5% NSR, capped at 560,000 ounces

• Royalty revenue from Bonikro of US$5.0 million and US$11.2 million for the three and six months ended June 30, 2026 respectively.

• Gold production for the three and six months ended June 30, 2026 was 29,011 and 60,482 ounces, respectively.

• As at the end of the period, there were 285,732 ounces remaining on the Bonikro capped royalty of 560,000 ounces.

Leeville - Gold - 1.0% GSR

• Royalty revenue from Leeville of US$2.1 million and US$4.2 million for the three and six months ended June 30, 2026 respectively.

• Gold sales for the three and six months ended June 30, 2026 was 47,347 ounces and 89,131 ounces, respectively.

Gediktepe - Gold and Polymetallic - 2.25% NSR

• Royalty revenue from Gediktepe of US$0.6 million and US$1.7 million for the three and six months ended June 30, 2026 respectively.

• Gold production for the six months ended June 30, 2026 was 18,487 gold equivalent ounces from the Gediktepe oxide operation, exceeding its full-year oxide production target of 17,500 gold equivalent ounces; no further oxide production is expected this year.

• ACG Metals Corporation (LSE: ACG) reiterated its 2026 consolidated production guidance of 20,000 to 22,000 tonnes of copper equivalent. Construction of the Gediktepe Sulphide Expansion Project continued on schedule and within budget, with first copper and zinc concentrate production expected in August 2026.

TSX: ELE | NASDAQ: ELE	4

Q2 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Key Development Assets

Laverton - Gold - 2.0% - 4.0% GSR - Resource Development

• Genesis Minerals Limited (ASX: GMD) ("Genesis") continued to advance exploration activity across the Laverton district, including evaluation of Beasley Creek as a potential future source of base load feed for the Laverton mill.

• Subsequent to the period, Genesis entered into a binding agreement to merge with Vault Minerals Limited, the owner of the Mount Monger operation. The transaction is expected to increase operational flexibility and create opportunities to optimize ore sources and processing capacity across the combined portfolio, including assets over which the Company holds royalties.

Diablillos - Silver and Gold - 1.0% NSR - Feasibility Study

• AbraSilver Resources Corp. (TSX: ABRA) ("AbraSilver") reported an updated Mineral Resource Estimate for the Diablillos silver-gold project and completed a Definitive Feasibility Study outlining a 9,000-tonne-per-day operation with a 25-year mine life, an after-tax NPV of C$4.2 billion and an internal rate of return of approximately 42%.

• Final provincial environmental approval was received, completing the principal environmental permitting required to advance the project toward construction.

• Post period-end, AbraSilver announced a C$45.0 million bought-deal public offering, with the net proceeds intended to fund early works, procurement of long-lead equipment and other development activities at Diablillos.

Dugbe - Gold - 2.0% - 2.5% NSR - Feasibility Study

• Major shareholder, Mansa Resources Limited ("Mansa") completed its acquisition of operator Pasofino Gold Limited (TSX-V: VEIN) ("Pasofino"), resulting in Pasofino becoming an indirect wholly owned subsidiary of Mansa. Mansa now controls the Dugbe Gold Project in Liberia, providing consolidated ownership and funding support for the continued advancement of the project.

• A Feasibility Study for the Dugbe Project is expected in Q3 2026.

Cactus & Parks/Salyer - Copper - 0.50% - 0.54% NSR - Pre-Feasibility Study

• On June 24, 2026, Hudbay Minerals Inc. (NYSE: HBM) ("Hudbay") completed the acquisition of Arizona Sonoran Copper Company Inc. ("Arizona Sonoran"), resulting in Arizona Sonoran becoming a wholly owned subsidiary of Hudbay. The acquisition adds the Cactus project, including Parks/Salyer, to Hudbay's existing Arizona portfolio and is expected to create opportunities for regional operating and infrastructure synergies with the Copper World project.

• Hudbay expects to spend approximately US$30 million at Cactus in the second half of 2026 to advance an updated PFS, perform site de-risking activities, conduct exploration activities and for other ongoing site costs. The updated Cactus PFS is expected to be completed in the second half of 2027.

Mactung - Tungsten - 4.0% NSR - Resource Development

• Fireweed Metals (TSX-V: FWZ) ("Fireweed") commenced its 2026 field program, including up to 2,000 meters of drilling at Mactung to support resource conversion, geotechnical studies and continued project development.

• A Feasibility Study is underway and is expected to be completed in the first quarter of 2027.

• During the quarter, Fireweed also completed a C$61.5 million private placement to fund exploration and development activities across its northern Canadian project portfolio, including Mactung.

TSX: ELE | NASDAQ: ELE	5

Q2 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Second Quarter 2026 Performance by Asset

The following table is a summary of GEOs1 sold and revenue plus attributable share of Caserones1 for the second quarter of 2026 and 2025:

	GEOs Sold		Revenue (in thousands of US dollars)
	2026	2025	2026	2025
Ballarat	176	186	$799	$613
Bonikro	1,105	979	5,009	3,229
Caserones[2]	1,468	-	6,653	-
Gediktepe	135	-	610	-
Karlawinda	683	662	3,097	2,184
Korali-Sud	-	762	-	2,513
Leeville	468	-	2,121	-
Timok	491	-	2,227	-
Other producing royalties	624	169	2,829	555
Advanced royalty payments	20	-	89	-
Total royalty revenue	5,170	2,758	$23,434	$9,094
Option, property and other revenue	78	-	354	-
Caserones (before reclassification)[2]	-	426	-	1,403
Revenue plus attributable share of Caserones[1]	5,248	3,184	$23,788	$10,497

Year to Date 2026 Performance by Asset

The following table is a summary of GEOs1 sold and revenue plus attributable share of Caserones1 for the first six months of 2026 and 2025:

	GEOs Sold		Revenue (in thousands of US dollars)
	2026	2025	2026	2025
Ballarat	374	351	$1,765	$1,087
Bonikro	2,365	1,741	11,159	5,422
Caserones[2]	2,869	-	13,490	-
Gediktepe	357	-	1,694	-
Karlawinda	1,261	1,302	5,918	4,027
Korali-Sud	-	3,071	-	9,161
Leeville	891	-	4,186	-
Timok	950	-	4,469	-
Other producing royalties	955	336	4,442	1,036
Advanced royalty payments	36	-	168	-
Total royalty revenue	10,058	6,801	$47,291	$20,733
Option, property and other revenue	173	-	819	-
Caserones (before reclassification)[2]	-	989	-	3,025
Revenue plus attributable share of Caserones[1]	10,231	7,790	$48,110	$23,758

TSX: ELE | NASDAQ: ELE	6

Q2 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure.

About Elemental Royalty Corporation.

Elemental Royalty is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Royalty trades on NASDAQ and on the TSX under the ticker symbol "ELE".

For further information, contact:

David M. Cole Chief Executive Officer info@elementalroyalty.com	Tara Vivian-Neal Investor Relations investor@elementalroyalty.com

www.elementalroyalty.com

Phone: +1 (604) 688-6390

NASDAQ: ELE | TSX: ELE | ISIN: CA28620K1066 | CUSIP: 28620K

TSX: ELE | NASDAQ: ELE	7

Q2 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Cautionary note regarding forward-looking statements

This news release contains certain "forward-looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the Nasdaq Stock Market LLC, or the TSX, or its Regulation Service Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this press release.

Notes

Royalty revenue received carries no direct cash cost of sales: distributions from associates related to Elemental's effective royalty on Caserones were received net of Chilean taxes and have no other costs.

  Refer to the "Non-IFRS financial measures" section below or on page 24 of the Q2 2026 MD&A for more information on each non-IFRS financial measure. These non-IFRS measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements to which the measures relate and might not be comparable to similar financial measures disclosed by other issuers.

  Effective November 13, 2025, the Company discontinued accounting for SLM California as an investment in associate and began recognizing its share of revenue from the Caserones royalty directly, rather than as a share of profit from associate.

Non-IFRS Financial Measures

The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The non-IFRS measures do not have any standard meaning under IFRS Accounting Standards and other companies may calculate measures differently.

TSX: ELE | NASDAQ: ELE	8

Q2 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Caserones Reclassification

Effective November 13, 2025, the shareholders of SLM California executed an amendment to the entity's shareholder agreement, resulting in the Company reassessing the classification of its interest in SLM California, which holds the Company's Caserones royalty. As a result of the amendment to the shareholder agreement, the Company determined that the revised arrangement constituted a joint operation in accordance with IFRS 11 Joint Arrangements. Consequently, on November 13, 2025, the Company discontinued equity accounting under IAS 28 Investments in Associates and Joint Ventures and began recognizing its proportionate share of the assets, liabilities, revenues, and expenses of SLM California as a joint operation. As a result, there are no adjustments in the current period for revenue plus attributable share of Caserones, depletion plus attributable share of Caserones, or tax expense plus attributable share of Caserones.

Reconciliation of Adjusted EBITDA:

The following is the reconciliation of adjusted EBITDA:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025
Net income for the period	$3,598	$160	$4,681	$3,608
Project evaluation and transaction related expenses	244	420	686	436
Interest Income	(444)	(76)	(657)	(105)
Interest and finance expenses	381	104	560	235
Tax expense plus attributable share of Caserones	3,817	1,565	6,887	3,168
Depletion plus attributable share of Caserones	8,139	4,017	16,756	9,767
Depreciation	61	-	108	-
Losses (gains) on revaluation of financial instruments	(1,010)	205	1,468	26
Share-based compensation	1,761	556	3,769	1,313
Losses on disposals	213	1,833	243	1,807
Impairment charges	677	-	677	-
Adjusted EBITDA	$17,437	$8,784	$35,178	$20,255

The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

TSX: ELE | NASDAQ: ELE	9

Q2 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Reconciliation of Revenue, Depletion and Tax expense plus Attributable Share of Caserones:

Revenue plus attributable share of Caserones is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental's effective royalty on the Caserones copper mine. Management uses revenue plus attributable share of Caserones to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as revenue, investors may use revenue plus attributable share of Caserones to evaluate the results of the underlying business, particularly as the revenue plus attributable share of Caserones may not typically be included in operating results. Management believes that revenue plus attributable share of Caserones is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company's core operating results from period to period. Revenue plus attributable share of Caserones is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. It does not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Depletion plus attributable share of Caserones and tax expense plus attributable share of Caserones are non-IFRS measures which include depletion and tax expense from the Caserones royalty asset respectively, consistent with the recognition of revenue plus attributable share of Caserones as described above.

The following is the reconciliation of revenue plus attributable share of Caserones:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025
Revenue	$23,788	$9,094	$48,110	$20,733
The Company's share of royalty revenue from Caserones	-	1,403	-	3,025
Revenue plus attributable share of Caserones	$23,788	$10,497	$48,110	$23,758

The following is the reconciliation of depletion plus attributable share of Caserones:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025
Depletion of royalties	$(8,139)	$(3,629)	$(16,756)	$(9,003)
Depletion of Caserones	-	(388)	-	(764)
Depletion plus attributable share of Caserones	$(8,139)	$(4,017)	$(16,756)	$(9,767)

The following is the reconciliation of tax expense plus attributable share of Caserones:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025
Tax expense	$(3,817)	$(1,186)	$(6,887)	$(2,351)
Tax expense related to Caserones	-	(379)	-	(817)
Tax expense plus attributable share of Caserones	$(3,817)	$(1,565)	$(6,887)	$(3,168)

TSX: ELE | NASDAQ: ELE	10

Q2 2026 Quarterly Earnings Release

Expressed in U.S. Dollars

Reconciliation of Adjusted Cash Flows from Operating Activities:

Adjusted cash flows from operating activities is a non-IFRS measure which includes dividends from the Caserones royalty asset.

The following is the reconciliation of adjusted cash flows from operating activities:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2026	2025	2026	2025
Cash provided by operating activities	$15,532	$13,222	$30,026	$15,594
Caserones royalty distributions	-	1,188	-	2,110
Adjusted cash flows from operating activities	$15,532	$14,410	$30,026	$17,704

Reconciliation of Gold Equivalent Ounces Sold

Elemental's revenue plus attributable share of Caserones is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these non-IFRS measures differently.

The following is the reconciliation of gold equivalent ounces sold:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue plus attributable share of Caserones (in $000s)	$23,788	$10,497	$48,110	$23,758
Average gold price	$4,533	$3,297	$4,702	$3,050
Total GEOs	5,248	3,184	10,231	7,790

TSX: ELE | NASDAQ: ELE	11